Board of Directors of Cowen Income + Growth Fund,
Inc.
Board of Directors of Cowen Funds, Inc.
Partners of Cowen and Company
New York, New York


We have examined the accompanying description of the multiple distribution system of Cowen and Company
(the "Advisor") for calculating the net asset value and dividends and distributions with respect to the allocation of income and expenses to the three classes of shares of the Funds listed on Exhibit I
(the "Funds"). Our examination included procedures to obtain reasonable assurance about whether (1) the accompanying description presents fairly, in all material respects, the aspects of the Advisor's policies and procedures that may be relevant to the Fund_s internal control structure, (2) the control structure policies and procedures included in the description were suitably designed to achieve the control objectives specified in the description, if those policies and procedures were complied with satisfactorily, and the Fund's organization applied the internal control structure policies and procedures contemplated in the design of the Advisor's policies and procedures, and (3) such policies and procedures were in existence as of November 30, 1995. The control objectives were specified by the Advisor. Our examination was performed in accordance with standards established by the American Institute of Certified Public
Accountants and included those procedures we considered necessary in the circumstances to obtain a reasonable basis for rendering our opinion.

In our opinion, the accompanying description of the aforementioned system presents fairly, in all material respects, the relevant aspects of the Advisor's policies and procedures that had been placed in operation as of November 30, 1995. Also, in our opinion, the policies and procedures, as described, are suitably designed to provide reasonable assurance that the specified control objectives would be achieved if the described policies and procedures were complied with satisfactorily.

In addition to the procedures we considered necessary to render our opinion as expressed in the previous paragraph, we applied tests to specific policies and procedures, listed in the attached description, to obtain evidence about their effectiveness in meeting the control objectives described in the attached description, during the period from December 1, 1994 to November 30, 1995.
The specific policies and procedures and the nature, timing, extent, and results of the tests are listed in the attached description. In our opinion, the policies and procedures that were tested, as described in the attached description, were operating with sufficient effectiveness to provide reasonable, but not absolute, assurance that the control objectives specified in the attached description were achieved during the period from December 1, 1994 to November 30, 1995. However, the scope of our engagement did not include tests to determine whether control objectives not listed in the attached description were achieved; accordingly, we express no opinion on the achievement of control objectives not included in the attached description.


The description of policies and procedures at the Advisor is as of November 30, 1995 and information about tests of operating effectiveness of specified policies and procedures covers the period from December 1, 1994 to November 30, 1995. Any projection of such information to the future is subject to the risk that, because of change, the description may no longer portray the system in existence. The potential effectiveness of specific policies and procedures at the Advisor is subject to inherent limitations and, accordingly, errors or irregularities may occur and not be detected.
Furthermore, the projection of any conclusions, based on our findings, to future periods is subject to the risk that changes may alter the validity of such conclusions.

This report is intended solely for the use by the management of the Advisor, the Funds, and the Securities and Exchange Commission and should not be used for any other purpose.




ERNST & YOUNG LLP
New York, New York
January 3, 1996


  Policies and Procedures for Calculating Net Asset
               Value and Dividends and

 Distributions Relating to the Allocation of Income
                 and Expenses to the
Multiple Classes of Shares of the Cowen Group of
Funds


Description of the System

Cowen and Company (the "Advisor") and the Funds listed on Exhibit I have implemented a plan relating to the establishment of a multiple distribution arrangement (the "System") for different classes of shares to be offered to different categories of investors.

The System would enable the Funds to offer investors the option of purchasing shares subject to; (i) a conventional front-end sales charge ("Class A shares"); or (ii) a contingent deferred sales charge
("Class B shares"); or (iii) not subject to any such sales charges ("Class C shares"). The Funds will pay to Cowen and Company (also the "Distributor") a distribution fee pursuant to the Funds_ Rule 12b-1 distribution plan at an annual rate of up to .75 of 1% of the average daily net asset value of the Class
B shares. The Fund may also pay to the Distributor a service fee on Class A and Class B shares at an annual rate of up to .25 of 1% of the average daily net asset value of Class A and Class B shares, respectively. The three classes each represent interests in the same portfolio of investments of the Funds. For accounting purposes, the three classes of the Funds will be identical except that
(i) the distribution fees payable by the Funds to the Distributor will be only for Class B shares;
(ii) the service fees payable by the Funds to the Distributor may differ among the Class A and Class B shares; (iii) Class-level expenses (limited to: (a) transfer agency fees as identified by the transfer agent as being attributable to a specific class; (b) printing and postage expenses related to preparing and distributing materials such as shareholder reports, prospectuses and proxies to current shareholders; (c) Blue Sky registration fees incurred by a class of shares; (d) Commission registration fees incurred by a class of shares; (e) the expenses of administrative personnel and services as required to support the shareholders of Class B shares; (f) litigation or other legal expenses relating solely to one class of shares; and (g) directors' fees incurred as a result of issues relating to one class of shares) attributable to each of the Class A, Class B and Class C shares may differ; (iv) each class will bear any other incremental expenses subsequently identified that should be properly allocated to the class which shall be approved by the Commission pursuant to an amended order.

On a daily basis, the net asset value of all outstanding shares of the three classes will be determined by dividing the ending total net assets applicable to a specific class by the number of shares outstanding relating to that class. Expenses are attributable to each class of shares depending on the nature of the expenditure and are accrued on a daily basis. These expenses fall into two categories: (1) fund level expenses that are attributable to each class that are allocated based on relative net assets at the beginning of the day
(e.g., legal, audit, etc.) and, (2) certain class level expenses that may have a different cost for one class versus the others (e.g., 12b-1 fees, service fees and transfer agent fees). Because of the additional expense that is borne by the Class A and Class B shares, the net income attributable to and the dividends payable on Class A and Class B shares will be lower than the net income attributable to and the dividends payable on Class C shares.


Specific Control Objectives

The following are the specific control objectives of the Funds system of internal accounting control relating to the allocation of income and expenses to the three classes of shares within the Funds:

       _      Income and expenses are properly
allocated among the three classes of  shares within
the Funds.
       _      Distribution expenses and service fee
expenses with respect to each class are properly
calculated.
      _      Dividends and distributions are
recorded correctly as to account, amount, period and class of shares of the Funds.

       _      Net asset value per share ("NAV") of
each class of shares of the Funds includes the appropriate amount of income and expense, including those expenses allocated to each class of shares.


Procedures to Achieve Specific Control Objectives

The following procedures are designed to account for the three classes of shares in the Funds:

_      On a daily basis, a fund accountant
calculates the distribution fees to be
charged to Class B shares by applying an annual fee rate of up to .75 of 1% to the prior day's closing net assets. The fund accountant also calculates the service fee to be charged to Class A and Class B shares at a rate not to exceed .25 of 1% of the prior day's closing net assets. In addition, the fund accountant calculates fund-level expenses to be allocated to each class of shares.

_      Using the Multiple Class NAV Rollforward, the
fund accountant allocates the
total daily income and expenses (including realized and/or unrealized gains or losses) among Class A, Class B and Class C shares, based upon their respective net assets at the beginning of the current day after considering prior day's capital share transactions. The number of shares outstanding in each class is provided to the fund accountant by the Fund's transfer agent who maintains each class of shares in a separate account.

_      Cowen Income + Growth Fund, Inc. and Cowen
Opportunity Fund (a series of
Cowen Funds, Inc.) do not distribute net investment income daily, therefore the sum of net investment income available for all classes is determined (but before consideration of expenses unique to each class) and this sum is divided by total record date shares for all classes combined to arrive at a gross dividend rate for all shares. From this gross rate, an amount per share for each class (which represents unique and incrementally higher, if any, expenses accrued during the period to that class divided by record date shares for that class) is subtracted. The result is the actual per share rate available to each class.

       Cowen Intermediate Fixed Income Fund and
Cowen Government Securities Fund (two series of
Cowen Funds, Inc.) distribute net investment income daily, therefore upon completion of the daily
Multiple Class NAV Rollforward, the fund accountant determines the required distribution by class of shares by dividing daily net investment income allocated to each class by the number of shares eligible to receive dividends for the respective shares.

       Distributions of realized gains are
calculated by dividing the realized gains available for distribution by the record date shares for each class so that all shares receive the same per share distribution.

_      The NAV by class will be determined by
dividing the ending total net assets applicable to a specific class by the number of shares outstanding relating to that class.

_      On a daily basis, the Fund's accounting
supervisor will review the distribution, service and class-level expense calculations, income and expense allocations, the NAV and dividends per share calculations for each class, if applicable, and initial the Multiple Class Fund daily checklist.

_      If the fund accountant notes any unusual
fluctuations among NAVs and
dividend rates of the classes in the Funds, the fund accountant will research the matter and document the reasons. The Funds' accounting supervisor reviews and initials this documentation evidencing final approval of the NAVs and dividend rates.

_      Before the NAVs and dividend rates are
released the Funds accounting supervisor reviews the reasonableness of the NAVs and dividend rates.
Special attention is paid to the differences between the NAVs and dividend rates of each class of shares.

_      Once the Fund's accounting supervisor is
satisfied that all of the above steps have been completed and that the NAVs and dividend rates appear reasonable, the NAVs and dividend rates are made available to the transfer agent for processing purposes.

Tests of Effectiveness of Control Structure
Procedures

Our tests of the effectiveness of control structure procedures were designed to determine whether:

 _     The description of the Advisor's policies and
procedures included in this report present fairly, in all material respects, those aspects of the Advisor's control structure that may be relevant to a user organization's internal control structure;

_      the control structure procedures described in
this report were suitably designed to achieve the control objectives defined in this report, if those policies and procedures were complied with satisfactorily;

_      the control structure procedures described in
this report had been placed in operation during the period from December 1, 1994 to November 30, 1995, and

_      the control structure procedures were
operating with sufficient effectiveness to provide reasonable, but not absolute, assurance that the control objectives described in this report were achieved during the period from December 1, 1994 to November 30,
1995.

Our tests of the effectiveness of control structure procedures included the following procedures, to the extent we considered necessary: (a) a review of the Advisor's organizational structure, including the segregation of functional responsibilities, policy statements and personnel policies, (b) discussions with management, accounting, administrative and other personnel who are assigned responsibilities for developing, ensuring adherence to and for applying control structure procedures, (c) observations of personnel on the performance of their assigned duties, and (d) a review of the actions taken in response to recommendations to improve control structure procedures by regulators having supervisory oversight over the Advisor's activities.

Our tests of the effectiveness of control structure procedures included such other tests as we considered necessary in the circumstances to evaluate whether those procedures, and the extent of compliance with them, were sufficient to provide reasonable, but not absolute, assurance that the specified control objectives were achieved during the period from December 1, 1994 to November 30,
1995. Our tests of the operational effectiveness of control structure procedures were designed to cover a representative number of calculations throughout the period from December 1, 1994 to November 30,
1995 for each of the functions listed in this report which satisfy the control objectives listed in this report. In selecting particular tests of the operational effectiveness of control structure procedures, we considered the (a) nature of the items being tested, (b) the kinds and competence of available evidential matter, (c) the nature of the audit objectives to be achieved, (d) the assessed level of control risk, and (e) the expected efficiency and effectiveness of the tests.

Tests of effectiveness of control structure procedures included:

_      Test of source documentation to ensure
validity of information.

_      Tests of supervisory control procedures in
place to ensure accuracy,
completeness, validity and integrity of processing.

_      Tests of recalculation of output to verify
accuracy.

_      Tests of output control procedures and
resultant documentation and reports
relative to specific calculations to ensure that accurate and timely updates of account records were achieved.

Testing procedures were designed and performed to enable us to conclude whether the control objectives listed in this report were achieved during the period December 1, 1994 to November 30, 1995.

       EXHIBIT I
       COWEN GROUP OF FUNDS


Cowen Income + Growth Fund, Inc.
Cowen Opportunity Fund (a series of Cowen Funds,
Inc.)
Cowen Intermediate Fixed Income Fund (a series of
Cowen Funds, Inc.) Cowen Government Securities Fund
(a series of Cowen Funds, Inc.)